Exhibit 99.1

NEWS RELEASE

Fortuna to attend Scotiabank Mining Conference

Vancouver, November 20, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it will be attending the Scotiabank Mining Conference, which is being held at the Shangri-La Hotel in Toronto, Canada, from November 28 to 29, 2023.

Jorge A. Ganoza, President, Chief Executive Officer, and co-founder of Fortuna, will be presenting at the conference and participating in 1-on-1 investor meetings.

About the Scotiabank Mining Conference

Scotiabank Global Banking and Markets will be hosting the 25th Annual Mining Conference in Toronto, which includes fireside chats, company presentations, and one-on-one meetings. The conference features an extensive list of corporate participants, including small exploration companies, emerging producers, and senior miners. Participation is limited to accredited institutional investors.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

Carlos Baca

Vice President, Investor Relations

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube